SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MARCH 30, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI PUBLISHES ANNUAL REPORT FOR 2004

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA34.05

30 March 2005

ANGLOGOLD ASHANTI PUBLISHES ANNUAL REPORT FOR 2004

AngloGold Ashanti published its Annual Report for 2004 today.

In their letter to shareholders, CEO Bobby Godsell and President Sam Jonah said that the key strategic event of 2004 had been the completion of the AngloGold Ashanti business combination. From the outset the objective had been to combine the two companies into a "long-life, low-cost, high-margin investment opportunity, bringing together the best that both had to offer, by way of orebodies, capital and human resources".

They noted that the positive relationship between the company and the South African government was proving to be an advantage in converting mining rights in terms of the new Act. "We realise that we are dealing with unprecedented areas of law and regulation in this process and we continue to have constructive interactions with the Department of Minerals and Energy to deal with uncertainties which the process reveals."

Discussing the issue of HIV/AIDS in South Africa, they said that every AngloGold Ashanti employee had access to several convenient and confidential voluntary counselling testing (VCT) facilities. During 2004, some 4,000 employees had made use of these centres and around 10,000 since the programme had begun. They reported that 706 employees were on anti-retroviral therapy. "The improvement in their state of health and their immune systems is impressive," they commented.

Looking ahead, Godsell and Jonah said the company faced three key challenges:

- to manage production costs in the face of strong operating currencies, rising mining contractor costs, higher energy prices and high transport charges;
- to manage the hedge book against the background of what seemed to be a sustained stronger spot gold price; and
- to achieve gradual and steady improvement in the performance of Obuasi mine in Ghana.

Queries

South Africa	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   MARCH 30, 2005   By: /s/ C R Bull

                                          Name: C R Bull
                                          Title: Company Secretary